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                                                                    EXHIBIT 99.2

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003, COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002.

OVERVIEW

Net revenue increased by $13.2 million, or 22.8%, for the quarter ended September 30, 2003, and $19.4 million, or 11.0%, for the first nine months of 2003, compared to the same periods in 2002. The increased revenue for the quarter was primarily the result of higher sales volumes for both pulp and lumber. The lumber sales volume increase was primarily a function of improved production from the Whitecourt and Boyle sawmills compared to 2002 production levels, while the pulp sales volume increase was driven by continued strong demand for BCTMP.

While sales volumes have been strong in 2003, net revenue from the lumber segment continues to be negatively impacted by higher duties on sales of lumber to the United States. Duty expense for the first nine months of 2003 amounted to $8.3 million, compared to $0.1 million in the same period in 2002. A strengthening Canadian dollar, which has appreciated by approximately 17% relative to the U.S. dollar over the first nine months of the year, has also had a negative impact on revenue. However, the negative impact has been partly mitigated by our currency hedging program, which hedged approximately 60% of our U.S. dollar revenue. The program's benefits amounted to $4.4 million in the quarter and $10.4 million for the first nine months of 2003.

Operating earnings increased by $2.9 million in the third quarter and by $4.1 million during the first nine months of 2003, compared to the same periods last year. The improvement in operating earnings for the first nine months was largely due to stronger operating results from the pulp segment. Both segments, however, continued to generate positive cash flow as a result of low manufacturing costs.

General and administration expense decreased by $0.6 million for the quarter and by $0.5 million for the first nine months of 2003, compared to the same periods in 2002, primarily the result of lower salary and travel costs.

LUMBER

Net revenue from the lumber segment increased by $5.2 million, or 23.2%, in the quarter and decreased by $3.5 million, or 4.6%, for the first nine months of 2003, compared to the same periods in 2002. The increase in the quarter was the result of higher sales volumes, partially offset by lower average revenue per thousand board feet. Sales volumes improved by 19.3 million board feet, or 27.8%, in the quarter compared to the same period last year, due to higher production at both sawmills and continued strong demand. While sales volumes have improved over last year, average revenue per thousand board feet was down by $12 , or 3.7%, compared to the third quarter of 2002. Lumber prices increased significantly throughout the quarter due to strong demand and a temporary reduction in supply as a result of forest fires in British Columbia. The third quarter results do not reflect the full impact of the price increases as July and August shipments were at lower prices. Net revenue from the lumber segment continues to be reduced by countervailing and anti-dumping lumber duties that totalled $3.0 million in the quarter, compared to $1.7 million in the same quarter of 2002.

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Operating earnings for the lumber segment improved by $3.3 million in the quarter and decreased by $5.1 million for the first nine months of 2003, compared to the same periods in 2002. The improvement in operating earnings in the quarter was a result of higher revenues and reduced cost of sales, which fell $47 per thousand board feet in the third quarter compared to the same period in 2002. Higher production at both the Whitecourt and Boyle sawmills, as well as lower fibre costs at Boyle from the utilization of fire-damaged timber, account for the majority of the improvement in manufacturing costs. As a result of our power purchase rights, lumber cost of sales reflect savings in terms of lower electricity rates, as compared to market rates, of $0.3 million for the quarter and $1.0 million for the first nine months of 2003. Lumber cost of sales in 2002 also included a $700,000 adjustment to reduce the carrying value of lumber inventory to net realizable value. The decrease in operating earnings for the first nine months of 2003 was largely the result of lower net revenue. The higher net revenue in the third quarter was not enough to offset the weak first half of the year, which experienced low pricing and higher duty expense than in 2002.

PULP

Net revenue from the pulp segment increased by $8.3 million, or 24.3%, in the quarter and $22.9 million, or 24.3%, in the first nine months of 2003, compared to the same periods in 2002. The increase in the quarter is primarily the result of higher sales volumes, which were up 23.3% in the quarter. Shipment levels in the quarter reflect the continued strong demand for BCTMP. While selling prices were down from the previous quarter, average net revenue per tonne was slightly higher than third-quarter levels in 2002. For the first nine months of 2003, the increased revenue was the result of higher sales volumes and higher average net revenue per tonne. Average net revenue per tonne for the first nine months improved by $65 per tonne, or 14.2%, and sales volumes increased by 18,000 tonnes, or 8.8%.

Operating earnings from the pulp segment decreased by $0.5 million in the quarter and increased by $8.8 million in the first nine months of 2003, compared to the same periods in 2002. Cost of sales for the quarter increased by $43 per tonne compared to the same quarter in 2002, in part due to higher repair and maintenance costs associated with the annual scheduled maintenance shut-down, higher natural gas prices, and a reduction of pulp inventory. Pulp cost of sales continue to reflect savings form our power purchase rights which amounted to $4.1 million for the quarter and $13.3 million for the first nine months of 2003. The increase in operating earnings for the first nine months of 2003 was largely the result of higher revenues, partially offset by higher manufacturing costs.

CORPORATE AND OTHER

Compared to the same period last year, net revenue from the other segment decreased by $0.2 million during the quarter as a result of reduced sales commissions from the marketing agreement with the Meadow Lake pulp mill. Net revenue for the first nine months of 2003 is in line with 2002 levels.

Operating results in this segment improved by $0.1 million in the quarter and $0.5 million in the first nine months of 2003, compared to the same periods in 2002, largely as a result of lower salary and travel costs in the quarter, partially offset by an accrual for the employees' profit sharing plan.

FINANCING EXPENSES

Primarily due to exchange rate fluctuations, financing expenses increased by $0.4 million in the quarter and by $1.6 million for the first nine months of 2003, compared to the same periods in 2002. The U.S. dollar exchange rate at September 30, 2003, was 1.3476, compared to 1.3483 at June 30, 2003; 1.5787 at
December 31, 2002; and 1.5106 at June 30, 2002. The significant appreciation in value of the Canadian dollar in 2003 relative to the U.S. dollar resulted in lower interest expense on long-term debt of $1.0 million for the quarter and $2.8 million for the first nine months of 2003, but an increase in foreign exchange losses on U.S. dollar cash and working capital of $1.5 million in the quarter and $4.5 million for the first nine months of the year.

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UNREALIZED EXCHANGE (GAIN) LOSS ON DEBT

Unrealized foreign exchange gains on U.S. dollar Senior Notes amounted to $0.1 million in the quarter and $37.0 million for the first nine months of 2003, as a result of a stronger Canadian dollar since the end of 2002. These gains were unrealized and had no impact on the Company's cash flows and were excluded from the calculation of employees' profit sharing plan.

INCOME TAXES

Operating results for the quarter and first nine months ended September 30, 2003, were subject to income and capital taxes at an effective rate of 35%. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income taxes of $1.2 million, compared to large-corporations capital tax of $0.1 million and future income tax recovery of $1.4 million in the same period in 2002. For the first nine months of 2003, income tax expense consisted of large-corporations capital tax of $0.5 million and future income taxes of $3.5 million, compared to large-corporations capital tax of $0.4 million and future income taxes of $0.2 million in 2002. The actual tax rate for the first nine months of 2003 varies significantly from the effective rate, primarily because of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. During the first nine months of 2003, the Company recorded $3.6 million of previously unrecognized tax benefits related to the translation of foreign currency debt.

LIQUIDITY AND CAPITAL RESOURCES

For the quarter ended September 30, 2003, the Company generated cash of $28.0 million from operations, including changes in working capital, compared to $21.8 million for the comparable quarter in 2002. The increased cash flow from operations in the quarter is a result of stronger earnings from the lumber segment and reduced working capital balances, offset by higher spending on reforestation activities. For the first nine months of 2003, the Company generated cash of $17.0 million from operations, compared to $20.3 million in the same period in 2002. The reduced cash flow from operations for the first nine months of the year is largely a result of lower cash provided from changes in working capital. Working capital in 2003 was reduced due to the recognition of deferred revenue of $6.5 million that was received in December, 2002.

Net capital expenditures increased by $1.3 million in the quarter and $3.1 million for the first nine months of 2003, compared to the same periods in 2002. After a year of reduced spending, capital expenditures have returned to more regular levels in 2003 and include the construction of a new dry kiln at Whitecourt and the purchase of a small hardwood timber allocation.

At September 30, 2003, the Company had cash of $46.4 million, compared to a cash balance of $33.7 million in September 30, 2002. An additional $47.4 million was available under the Company's revolving credit facility, of which $4.5 million was committed for letters of credit.

Based on its current level of operations, the Company believes that its cash flows from operations, cash balances and availability under its revolving credit facility will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company's future operating performance may be adversely affected by changing economic conditions and by financial, market and other factors, many of which may be beyond the Company's control.